June 1, 2007

VIA EDGAR

Mr. Michael Moran
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Professional Veterinary Products, Ltd. Item 4.01 Form 8-K filed May 24, 2007 File No. 0-26326
Dear Mr. Moran:
     In response to Securities and Exchange Commission’s comment letter dated May 25, 2007, Professional Veterinary Products, Ltd. (the “Company”) has prepared the following responses:
1.	It appears the circumstances you describe represents a future dismissal of your independent accountants. Please note that you are required to file an amended Form 8-K when Quick & McFarlin, P.C. has completed all audit related work with respect to their engagement. We would expect you to disclose the date they completed all audit work, and to be able to state, if true, that there were still no disagreements or reportable events through this date. The amendment should include another letter from Quick & McFarlin confirming that they agree with the updated disclosures, if true. Please acknowledge this obligation to file the Form 8-K amendment.
     RESPONSE: The Company acknowledges its obligation to file an amendment to its Form 8-K to address the disclosure items identified by the Commission in the foregoing paragraph.
2.	We note that the engagement of new auditors is not completed. Please confirm that you will file a new Form 8-K or an 8-K amendment when all necessary actions regarding the engagement are completed.

Mr. Michael Moran
June 1, 2007

     RESPONSE: The Company confirms that it will file a new Form 8-K or an amendment to the Form 8-K after all necessary actions regarding the engagement of BKD, LLP are completed.
     In connection with responding to your comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to contact Rick Putnam at (402) 636-8285 if you have any additional questions.

Respectfully Submitted,
/s/ Dr. Lionel L. Reilly

Lionel L. Reilly, D.V.M. Chief Executive Officer and President

cc: Richard E. Putnam, Esq.